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                                                                         3/29/02

                                    FORM 425

                          Filed by: PhoneTel Technologies, Inc. (OTCBB: PHTE.OB)
                                                     Commission File No. 0-16715
                               Pursuant to Rule 425 under the Securities Act of
                                   1933 and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                  Subject Companies: PhoneTel Technologies, Inc.
                                                      Davel Communications, Inc.
                                                 Davel Financing Company, L.L.C.
                                                                 DF Merger Corp.
                                                                 PT Merger Corp.



                                     * * * *

THE FOLLOWING IS A PRESS RELEASE ISSUED BY PHONETEL TECHNOLOGIES, INC. ON MARCH 29, 2002:

                                     * * * *
                                  PRESS RELEASE



FOR IMMEDIATE RELEASE

Contacts:             John D. Chichester                 Richard P. Kebert
                      President and                      Chief Financial Officer
(216) 241-2555        Chief Executive Officer

     PHONETEL TECHNOLOGIES, INC. REPORTS FINANCIAL RESULTS FOR TWELVE MONTHS
                             ENDED DECEMBER 31, 2001

Cleveland, Ohio - March 29, 2002 - PhoneTel Technologies, Inc. (OTC: BB: PHTE) today reported financial results for year ended December 31, 2001.

Revenues for 2001 were $45.0 million compared to $58.8 million in 2000. The decline in revenue is a result of the Company's ongoing strategy to remove unprofitable payphones, lower call volumes from increased wireless competition and continued migration of payphone traffic to lower revenue "dial-around" calling.

For the years ended December 31, EBITDA from recurring operations decreased $1.4 million from $1.8 million in 2000 to $0.4 million in 2001. The decline in EBITDA from recurring operations was due to the decline in revenue offset by the decrease in operating expenses, including substantial reductions in field operating costs resulting from the previously announced

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shared payphone servicing agreement with Davel Communications, Inc. Operating expenses were also lower in 2001 as a result of a $4.4 million write-off of dial-around compensation accounts receivable in the fourth quarter of 2000. The loss from operations decreased from $37.5 million to $31.1 million in 2001 primarily due to the decrease in charges relating to payphone location contracts, which resulted from asset impairment and the removal of unprofitable payphones and a reduction in the related depreciation and amortization. The Company's net loss decreased by $5.8 million, or 12.0% from $48.4 million in 2000 to $42.6 million in 2001. The Company's net loss per share declined from $4.75 to $4.18 per common share in 2001.

On February 21, 2002, the Company announced that it had executed a definitive merger agreement with Davel Communications, Inc. in which PhoneTel will become a wholly owned subsidiary of Davel. The merger agreement is subject to approval by the shareholders of both companies and the receipt of material third party and governmental approvals and consents.

In connection with the merger, the existing secured lenders of both PhoneTel and Davel have agreed to exchange a substantial amount of debt for equity securities issued by the respective companies and to restructure the remaining debt. In addition, on February 19, 2002 PhoneTel and Davel have each executed amendments to their existing credit agreements and have entered into a new combined $10 million senior credit facility, the proceeds of which will be used to finance certain operating and transaction expenses.

In connection with the debt exchange, immediately prior to the Davel merger, PhoneTel's secured lenders will own 87% of PhoneTel's outstanding common stock, with the remaining secured debt not to exceed $36.5 million (compared to $62.6 million outstanding at December 31, 2001). Immediately prior to the Davel merger, existing shareholders of PhoneTel's common stock will own 9% of PhoneTel's outstanding shares, and 4% of the common stock will be reserved for issuance of stock options and awards to PhoneTel employees.

Immediately following the merger, current PhoneTel shareholders will own approximately 3.28% of the shares of Davel common stock, and current Davel shareholders will own approximately 1.91%. Of the remaining shares, 4.00% are intended to be reserved for issuance of employee stock options and awards, and the companies' current lenders will own approximately 90.81%. In connection with the merger, the then outstanding debt of the existing secured lenders of both entities (approximately $337 million at December 31, 2001) will be reduced to $100 million in debt of the merged entity through the exchange of debt for equity securities.

The merger is currently expected to close in the third quarter of 2002.

Forward-Looking Statements
--------------------------

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of PhoneTel, Davel, or a combined PhoneTel and Davel, to differ materially, many of which are beyond the control of PhoneTel or Davel include, but are not limited to, the following: (1) the businesses of PhoneTel and Davel may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the


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transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers may be greater than expected following the transaction; (5) generating incremental growth in the customer base of the combined company may be more costly or difficult than expected; (6) the effects of legislative and regulatory changes; (7) the tax treatment of the proposed transactions; (8) an inability to retain necessary authorizations from the FCC and state utility or telecommunications authorities;
(9) an increase in competition from cellular phone and other wireless products and wireless service providers; (10) the introduction of new technologies and competitors into the telecommunications industry; (11) changes in labor, telephone line service, equipment and capital costs; (12) future acquisitions, strategic partnerships and divestitures; (13) general business and economic conditions; and (14) other risks described from time to time in periodic reports filed by PhoneTel or Davel with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words, to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

PhoneTel Technologies, Inc. is a leading independent provider of pay telephones and related services with operations in 45 states and the District of Columbia. PhoneTel serves a wide array of customers in the shopping center, hospitality, health care, convenience store, university, service station, retail and restaurant industries.

                                       ***


PhoneTel and its directors, executive officers and certain other related persons and employees may be soliciting proxies or deemed to be soliciting from PhoneTel or Davel shareholders in favor of the proposed transactions. Information with respect to the PhoneTel participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by PhoneTel on February 21, 2002.

Shareholders of PhoneTel may obtain additional information regarding the interests of the participants and additional information regarding the proposed transactions by reading the joint proxy statement/prospectus intended to be filed with respect to the proposed transactions if and when it becomes available. This document is currently not available.

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PHONETEL TECHNOLOGIES, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
--------------------------------------------------------------------------------
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                                                                                            YEAR ENDED DECEMBER 31
                                                                              -------------------------------------------
                                                                                    2000                     2001
                                                                              ------------------      -------------------

Revenues                                                                                $58,844                  $44,971
Operating expenses                                                                       57,083                   44,601
                                                                              ------------------      -------------------
EBITDA from recurring operations (1)                                                      1,761                      370

Depreciation and amortization                                                            17,469                   12,986
Charges relating to location contracts                                                   21,205                   17,582
Other unusual charges and contractual settlements                                           579                      862
                                                                              ------------------      -------------------
Loss from operations                                                                    (37,492)                 (31,060)

Interest expense - net                                                                  (10,914)                 (11,521)
                                                                              ------------------      -------------------

Net loss                                                                               ($48,406)                ($42,581)
                                                                              ==================      ===================

Net loss per common share, basic and diluted                                             ($4.75)                  ($4.18)
                                                                              ==================      ===================

Weighted average number of shares, basic and diluted                                 10,189,684               10,189,684
                                                                              ==================      ===================



(1) EBITDA from recurring operations includes operating income before interest expense - net, depreciation and amortization, charges relating to location contracts, and other unusual charges and contractual settlements.


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CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                 DECEMBER 31           DECEMBER 31
                                                                                    2000                   2001
                                                                              --------------          --------------
Current assets                                                                $       13,351          $       11,986
Property and equipment, net                                                           18,858                  13,983
Intangible assets, net                                                                48,374                  22,770
Other assets                                                                             606                     689
                                                                              --------------          --------------

     Total assets                                                             $       81,189          $       49,428
                                                                              ==============          ==============

Current liabilities                                                           $       67,696          $       78,462
Long-term debt                                                                         1,062                   1,116
Shareholders' equity (deficit)                                                        12,431                 (30,150)
                                                                              --------------          --------------

     Total liabilities and shareholders' equity                               $       81,189          $       49,428
                                                                              ==============          ==============
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